      As filed with the Securities and Exchange Commission on August , 1996

                                                      Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------
                                    FORM S-4

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                               -------------------

                             COMMERCE BANCORP, INC.
             (Exact name of registrant as specified in its charter)

             New Jersey                                    6712                                    22-2433468
- --------------------------------------    ---------------------------------------    ---------------------------------------
   (State or other jurisdiction of             (Primary Standard Industrial                     (I.R.S. Employer
   incorporation or organization)               Classification Code Number)                    Identification No.)

                                 Commerce Atrium
                               1701 Route 70 East
                       Cherry Hill, New Jersey 08034-5400
                                 (609) 751-9000
                        (Address, including zip code, and
                    telephone number, including area code, of
                    registrant's principal executive offices)

                 C. Edward Jordan, Jr., Executive Vice President
                                 Commerce Atrium
                               1701 Route 70 East
                       Cherry Hill, New Jersey 08034-5400
                                 (609) 751-9000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                          Lawrence R. Wiseman, Esquire
                          Blank Rome Comisky & McCauley
                           1200 Four Penn Center Plaza
                             Philadelphia, PA 19103

                              --------------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

         If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |X|

                                                CALCULATION OF REGISTRATION FEE
==================================================================================================================================
                                                                            Proposed             Proposed
                                                                             Maximum              Maximum             Amount of
              Title of securities                    Amount to be        Offering Price          Aggregate          Registration
                to be registered                      Registered            Per Share         Offering Price             Fee
- ----------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value
     $1.5625 per share..........................       5,000,000             $25.00           $125,000,000(1)          $43,104
==================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee and computed pursuant to Rule 457(c).

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

         The shares of common stock registered hereby may be offered for resale by persons who receive such shares from the registrant in acquisitions or upon issuance of warrants, options, convertible debentures and other similar securities issued by the registrant in acquisitions.

                              COMMERCE BANCORP, INC.

                              CROSS-REFERENCE TABLE

                   Pursuant to Item 501(b) of Regulation S-K.

           REGISTRATION STATEMENT ITEM AND HEADING                                       PROSPECTUS CAPTION
- --------------------------------------------------------------     --------------------------------------------------------------
1.   Forepart of the Registration Statement and                     Outside Front Cover Page of Prospectus
     Outside Front Cover Page of Prospectus
2.   Inside Front and Outside Back Cover Page of                    Inside Front Cover Page of Prospectus
     Prospectus
3.   Risk Factors, Ratio of Earnings to Fixed Charges               Prospectus Summary; The Company
     and Other Information
4.   Terms of the Transaction                                       Not Applicable
5.   Pro Forma Financial Information                                Not Applicable
6.   Material Contacts with the Company being                       Not Applicable
     Acquired
7.   Additional Information Required for Reoffering by              Not Applicable
     Persons and Parties Deemed to be Underwriters
8.   Interest of Named Experts and Counsel                          Legal Matters; Experts
9.   Disclosure of Commission Position on                           Not Applicable
     Indemnification for Securities Act Liabilities

              INFORMATION ABOUT THE REGISTRANT
- --------------------------------------------------------------
10.  Information with Respect to S-3 Registrants                    Outside Front Cover Page of Prospectus; Prospectus
                                                                    Summary; The Company; Plan of Distribution;
                                                                    Common Stock and Dividend Information; Selected
                                                                    Consolidated Financial Information; Description of
                                                                    Capital Stock
11.  Incorporation of Certain Information by Reference              Incorporation of Certain Documents by Reference
12.  Information With Respect to S-2 or S-3                         Not Applicable
     Registrants
13.  Incorporation of Certain Information by Reference              Not Applicable
14.  Information With Respect to Registrants Other                  Not Applicable
     Than S-2 or S-3 Registrants

        INFORMATION ABOUT THE COMPANY BEING ACQUIRED
- --------------------------------------------------------------
15.  Information With Respect to S-3 Companies                      Not Applicable
16.  Information With Respect to S-2 or S-3                         Not Applicable
     Companies
17.  Information With Respect to Companies Other                    Not Applicable
     Than S-2 or S-3 Companies

              VOTING AND MANAGEMENT INFORMATION
- --------------------------------------------------------------
18.  Information if Proxies, Consents or Authorizations             Not Applicable
     Are To Be Solicited
19.  Information if Proxies, Consents or Authorizations             Not Applicable
     Are Not To Be Solicited


PROSPECTUS

                        [LOGO]

                                5,000,000 SHARES


                             COMMERCE BANCORP, INC.


                                  COMMON STOCK

     This Prospectus covers 5,000,000 shares of Common Stock, $1.5625 par value (the "Common Stock"), which may be offered and issued by Commerce Bancorp, Inc. (the "Company") from time to time in connection with the merger with or acquisition by the Company or its subsidiaries of the assets or securities of financial institutions and businesses in which bank holding companies and their subsidiaries can engage. The Company may also issue shares of Common Stock upon exercise of warrants, options, convertible notes or other similar instruments issued or assumed by the Company from time to time in connection with such acquisitions.

     It is expected that the terms of acquisitions involving the issuance of securities covered by this Prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses or assets to be merged with or acquired by the Company. No underwriting discounts or commissions will be paid, although finder's fees may be paid from time to time with respect to specific mergers or acquisitions. Any person receiving any such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the "Securities Act").

     As of June 30, 1996, the Company has 11,366,744 shares of Common Stock outstanding. The Common Stock of the Company is traded in the over-the-counter market under the NASDAQ National Market symbol "COBA". On August 21, 1996, the last sale price of the Common Stock as reported on the NASDAQ National Market was $25.00. See "Common Stock and Dividend Information." The Company has filed an Original Listing Application with the New York Stock Exchange ("NYSE") to list the Company's Common Stock. It is anticipated that trading on the NYSE will commence on or about September 9, 1996 under the symbol "CBH."

     The Company and its banking subsidiaries are subject to a variety of federal and state banking statutes, regulations and guidelines, many of which materially affect or have the potential to materially affect the Company's business and financial condition, including but not limited to restricting its ability to pay dividends on the Common Stock. See "Supervision and Regulation."

     All expenses of this offering will be paid by the Company. The Company is a New Jersey corporation and all references herein to the Company refer to the Company and its consolidated subsidiaries. The executive offices of the Company are located at Commerce Atrium, 1701 Route 70 East, Cherry Hill, New Jersey 08034-5400 and its telephone number is 609-751-9000.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS OR SAVINGS ACCOUNTS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY OR INSTRUMENTALITY.

               The date of this Prospectus is [         ], 1996.

                                 [ADD MAP HERE]

                              AVAILABLE INFORMATION

     As permitted by the rules and regulations of the Securities and Exchange Commission (the "Commission"), this Prospectus omits certain information contained in the Registration Statement of which this Prospectus is a part. For such information, reference is made to the Registration Statement and the exhibits thereto. See "ADDITIONAL INFORMATION." Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or incorporated by reference therein, reference is made to such contract, agreement or other document for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at the Commission's New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621; and copies of such material can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is quoted on the NASDAQ National Market, and such reports, proxy statements and other information can also be inspected at the offices of NASDAQ Operations, 1735 K Street, N.W., Washington, DC 20006. Once the Company's Common Stock is listed on the NYSE, the Company's reports, proxy statements and other information filed under the Exchange Act may be inspected and copied at the offices of the New York Stock Exchange, 120 Broad Street, New York, New York 10005 and not at the offices of NASDAQ Operations.

     The Company is furnishing to each person who receives a copy of this Prospectus a copy of the Company's latest Annual Report on Form 10-K that is specifically incorporated by reference in this Prospectus and the Company's latest Quarterly Report on Form 10-Q that is specifically incorporated by reference in this Prospectus.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents and portions of documents filed by the Company with the Commission are hereby incorporated by reference into this Prospectus and made a part hereof: (i) the Annual Report on Form 10-K for the year ended December 31, 1995 as amended by Report on Form 10-K/A dated May 14, 1996; and
(ii) the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be part of this Prospectus from the date of filing of such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this Prospectus (not including exhibits to such information unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or oral requests for such copies should be directed to Commerce Bancorp, Inc., 1701 Route 70 East, Cherry Hill, New Jersey 08034-5400,
Attention: C. Edward Jordan, Jr., Executive Vice President; (609)751-9000. In order to ensure timely delivery of the documents, any request should be made at least five business days before the date on which an investor purchases shares hereunder.

- ------------------------------------------------------------------------------
                               PROSPECTUS SUMMARY

     The information set forth below is qualified in its entirety by the detailed information and financial statements and notes thereto incorporated by reference and/or appearing elsewhere in this Prospectus. References to the "Company" in this Prospectus shall, unless the context requires otherwise, include the Company and its consolidated subsidiaries.

                                   The Company

     Commerce Bancorp, Inc. (the "Company") is a multi-bank holding company headquartered in Cherry Hill, New Jersey which operates three nationally chartered bank subsidiaries: Commerce Bank, N.A. ("Commerce NJ"), Cherry Hill, New Jersey, Commerce Bank/Pennsylvania, N.A. ("Commerce PA"), Philadelphia, Pennsylvania and Commerce Bank/Shore, N.A. ("Commerce Shore"), Forked River, New Jersey. These three bank subsidiaries have 43 retail branch offices in Southern New Jersey and 12 retail branch offices in Metropolitan Philadelphia. As of June 30, 1996, the Company had total assets of approximately $2.61 billion, total deposits of approximately $2.35 billion and total stockholders' equity of approximately $162.68 million. At June 30, 1996 average deposits per branch office (excluding branches open less than one year) were approximately $51.0 million.

     The Company provides a full range of retail and commercial banking services for consumers and small and mid-sized companies. Lending services are focused on commercial real estate, commercial and consumer loans to local borrowers. The Company's lending and investment activities are funded principally by retail deposits gathered through its retail branch office network.

     The Company's retail approach to banking emphasizes a combination of long-term customer relationships, quick responses to customer needs, active marketing, convenient locations, free checking for customers maintaining certain minimum balances and extended hours of operation. The Company's retail approach to banking has produced low cost deposits and has resulted in a high concentration of demand and savings deposits due to convenience and service rather than rate. For the five-year period ended December 31, 1995, the Company's deposits have grown at an average annual rate of 21% per year.

     The Company has focused its strategy for growth primarily on the further development of its community-based retail banking network. The objective of this corporate strategy is to build earnings growth potential for the future as the retail branch office network matures. The Company's branch concept uses a prototype branch office building, convenient locations and active marketing, all designed to attract retail deposits. Using this prototype branch concept, the Company plans to open approximately ten new branch offices in each of the next five years, exclusive of acquisitions. It has been the Company's experience that each newly opened branch office incurs operating losses during the first ten to twelve months of operations and becomes profitable thereafter.

     All information contained in this Prospectus has been adjusted to reflect Common Stock dividends paid through June 30, 1996.

- -------------------------------------------------------------------------------

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following selected consolidated financial information as of December 31, 1991, 1992, 1993, 1994 and 1995 and for the years then ended has been derived from the Consolidated Financial Statements of the Company. The selected consolidated financial information as of and for the six months ended June 30, 1995 and 1996 is derived from the unaudited Condensed Consolidated Financial Statements of the Company, which, in management's opinion, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the full year. The information set forth below should be read in conjunction with the "Financial Statements" and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

                                 SIX MONTHS ENDED
                                     JUNE 30,                                        Years Ended December 31,
                             --------------------------  --------------------------------------------------------------------------
                                1996           1995          1995            1994            1993            1992            1991
                             -----------   ------------  ------------    ------------    ------------    ------------    ----------
                                                                         (In thousands, except ratios and per share data)
INCOME STATEMENT DATA:
- ---------------------
Net interest income........   $  51,636      $  46,536      $ 95,310        $ 90,534        $ 69,725        $ 51,499       $38,425
Provision for loan losses..       1,348          1,245         2,215           4,210           5,981           6,286         5,541
Non-interest income(1).....      13,126          9,408        21,492          17,534          17,344          12,129        14,073
Non-interest expense.......      43,379         37,290        77,693          71,863          57,873          42,889        38,933
Income before income
  taxes....................      20,035         17,409        36,894          31,995          23,215          14,453         8,024
Net income ................      12,857         11,059        23,485          20,377          14,615          10,017         6,027
BALANCE SHEET DATA:
- ------------------
Total assets...............  $2,608,372     $2,370,240    $2,415,894      $2,291,290      $2,032,556      $1,425,707    $1,057,754
Loans (net)................   1,017,827        837,513       894,195         789,916         691,339         602,129       569,381
Securities available for
  sale ....................     653,871        116,498       520,314         118,855         164,620         309,894
Securities held to              644,541      1,112,054       682,702       1,145,133         926,115         293,201       343,146
maturity...................
Trading securities.........      11,606         13,813         8,843
Federal funds sold.........                     50,500        29,550           9,750          10,000          50,550        16,750
Deposits...................   2,353,428      2,157,306     2,225,098       1,834,572       1,744,915       1,335,618       987,053
Long-term debt (2).........      26,846         27,872        27,359          28,385          28,954           6,520         7,034
Stockholders' equity.......     162,676        150,502       162,020         111,873          99,176          81,916        58,170
PER SHARE DATA:
- ---------------
Net income-primary.........   $    1.07       $   0.99    $     2.03      $     2.14       $    1.61      $     1.21       $  0.75
Net income-fully diluted...        1.04           0.95          1.96            1.98            1.49            1.17          0.75
Cash Dividends.............        0.34           0.30          0.61            0.56            0.43            0.37          0.35
Book value.................       13.99          13.28         14.14           11.75           10.31            8.87          7.66
Average Shares Outstanding:
 Primary...................      11,722         10,940        11,278           9,020           8,120           6,961         5,964
 Fully diluted.............      12,364         11,593        11,935          10,219           9,654           8,570         5,964


                                  SIX MONTHS ENDED
                                      JUNE 30,                                        Years Ended December 31,
                              --------------------------  --------------------------------------------------------------------------
                                 1996           1995          1995            1994            1993            1992            1991
                              -----------   ------------  ------------    ------------    ------------    ------------    ----------
                                                                          (In thousands, except ratios and per share data)
- ----------------------------
SELECTED RATIOS:
Performance
Return on average               1.03%          0.95%          1.00%          0.91%           0.84%           0.78%           0.61%
  assets(3)................
Return on average              15.98          16.30          16.20          19.35           16.51           14.40           11.00
  equity(3)................
Net interest margin (3)(4).     4.63           4.41           4.49           4.43            4.40            4.46            4.41
Liquidity and Capital
Average loans to average
 deposits..................    42.05%         42.17%         41.13%        42.35%           42.52%          50.06%          61.57%
Common Stock dividend
  payout ratio.............    31.78          30.30          30.16          25.98           26.51           30.23           46.07
Stockholders' equity to
 total assets..............     6.24           6.35           6.71           4.88            4.88            5.75            5.50
Risk based capital
 Tier 1....................    12.57          12.62          13.02          10.09            9.16            9.66            7.76
 Total ....................    15.34          15.77          16.06          13.31           12.44           10.75            9.05
Leverage capital ratio.....     6.55           6.17           6.54           4.87            4.53            5.53            5.08
Asset Quality
Non-performing assets to
  total period-end assets..     0.63%          0.79%          0.79%          0.97%           1.32%           2.26%           2.26%
Net charge-offs to
  average loans                 0.21           0.05           0.11           0.29            0.88            1.06            0.58
  outstanding (3)..........
Non-performing loans to
 total period-end loans....     0.83           1.20           0.94           1.47            1.22            2.67            2.72
Allowance for loan losses
  to total period-end loans     1.33           1.54           1.47           1.50            1.43            1.45            1.54
Allowance for loan losses
  to non-performing loans..      159            129            157            102             117              54              57

- ---------
(1) In 1991, non-interest income included a $810,000 gain on the sale of the merchant credit card operations. Non-interest income includes investment securities gains of $517,000 and $18,000 for the six month periods ended June 30, 1996 and 1995, respectively, $106,000 for 1995, $641,000 for 1994,
    $3.0 million for 1993, $249,000 for 1992 and $3.3 million for 1991.

(2) Includes the Company's guarantee of the debt obligation of its Employee Stock Ownership Plan. As of June 30, 1996, the Company's guarantee was approximately $3.8 million.

(3) Six-month periods have been annualized.

(4) Yields on tax-exempt obligations have been computed on a fully tax equivalent basis assuming a federal income tax rate of approximately 35%.

                                   THE COMPANY


     Commerce Bancorp, Inc. (the "Company") is a multi-bank holding company headquartered in Cherry Hill, New Jersey, whose three nationally chartered bank subsidiaries have 43 retail branch offices in Southern New Jersey and 12 retail branch offices in Metropolitan Philadelphia. On June 30, 1996, the Company had total assets of approximately $2.61 billion, total deposits of approximately $2.35 billion and total stockholders' equity of approximately $162.68 million. The deposits of the Company's bank subsidiaries are insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation ("FDIC"). Average deposits per branch at June 30, 1996 (excluding branches open less than one year) were approximately $51.0 million.

     The Company, through its subsidiaries, provides a full range of retail and commercial services to individuals and businesses. These services include free checking accounts for customers maintaining certain minimum balances, savings programs, money market accounts, negotiable orders of withdrawal ("NOW") accounts, certificates of deposit, safe deposit facilities, consumer loan programs, home equity and Visa Gold(TM) card revolving lines of credit, overdraft checking, automated teller facilities and expanded banking hours. Lending services include commercial, residential, construction, real estate, term and installment loans. Corporate trust services are offered by Commerce NJ.

     The Company's commercial loan portfolio consists of loans to a diversified group of businesses and includes lines of credit for seasonal or short-term working capital needs and term loans with maturities of five years or less for equipment and capital purchases. Residential lending consists primarily of traditional one-to-four family residential home financings which, after origination by the Company, are generally sold in the secondary market. Construction lending consists primarily of residential tract construction projects all within the Company's market area. Real estate loans are generally secured by first mortgages on the property supported by current appraisals and are generally limited to 80% of appraised value. Commercial real estate credit decisions are primarily based upon the ability of the property's cash flow to meet debt service requirements. Most commercial loans bear the personal guarantees of the principals involved. The Company's installment loan portfolio consists primarily of personal loans, home equity loans and lines, cash reserve checking accounts and Visa Gold(TM) card accounts.

     The Company has focused its strategy for growth primarily on the further development of its community-based retail banking network. The objective of this corporate strategy is to build earnings growth potential for the future as the retail branch office network matures. The Company's branch concept uses a prototype branch office building, convenient locations and active marketing, all designed to attract retail deposits. Using this prototype branch concept, the Company plans to open approximately ten new branch offices in each of the next five years, exclusive of acquisitions. It has been the Company's experience that each newly opened branch office incurs operating losses during the first ten to twelve months of operations and becomes profitable thereafter.

     These retail and commercial banking services are provided by the Company primarily to consumers and small and mid-sized companies within its market area. Lending services are focused on commercial real estate, commercial and consumer lending to local borrowers. The Company's lending and investment activities are funded principally by retail deposits gathered through its retail branch office network. The Company attempts to establish a total borrowing relationship which may typically include a commercial real estate loan, a business line of credit for working capital needs, a mortgage loan for the borrower's primary and/or secondary residence, consumer loans for specific purposes and a revolving personal credit line.

     The Company's retail approach to banking emphasizes a combination of long-term customer relationships, quick responses to customer needs, active marketing, convenient locations, free checking for customers maintaining certain minimum balances and extended hours of operation. The Company's retail approach to banking has produced low cost deposits and has resulted in a high concentration of demand and savings deposits due to convenience and service rather than rate.

     The Company's principal activities as a holding company consist of owning and supervising its wholly-owned subsidiary banks, Commerce NJ, Commerce PA and Commerce Shore. The Company derives substantially all of its income through its subsidiary banks. Neither the Company nor its subsidiary banks are engaged in any material non-banking activities. The Company establishes policies and coordinates the financial resources of its bank subsidiaries. The Company provides and performs technical, advisory and auditing services for its bank subsidiaries, coordinates their general policies and activities and participates in their major business decisions. The day-to-day affairs of the Company's subsidiary banks are managed by their respective officers and directors.

     The Company, a New Jersey business corporation, which was incorporated on December 9, 1982, became a registered bank holding company under the Bank Holding Company Act of 1956 ("Holding Company Act") on June 30, 1983, by acquiring Commerce NJ. Commerce PA was acquired by the Company on January 2, 1987. Commerce Shore was acquired by the Company on December 31, 1988.

     The Company's principal executive offices are located at Commerce Atrium, 1701 Route 70 East, Cherry Hill, New Jersey, 08034-5400, and its telephone number is (609) 751-9000.

Commerce NJ

     Commerce NJ provides retail and commercial banking services through 35 retail branch offices in Camden, Burlington, Gloucester, Atlantic and Cape May Counties in Southern New Jersey. It currently has six offices in Cherry Hill, three offices in Washington Township, two offices each in Marlton, Medford and Moorestown and one office each in Absecon, Atco, Bellmawr, Berlin, Brigantine, Cinnaminson, Glassboro, Gloucester Township, Haddonfield, Marmora, Mt. Holly, Mullica Hill, Northfield, Ocean City, Sicklerville, Somers Point, Voorhees, West Deptford, Williamstown and Woodbury.

     In addition to providing retail and commercial banking services, Commerce NJ offers trust services primarily focusing on corporate trust activities, particularly as bond trustee, paying agent, and registrar for municipal bond offerings.

     In March of 1995, Commerce NJ acquired Cypress Securities, Inc. a municipal bond underwriter and investment banking company.

     As of June 30, 1996, Commerce NJ had total assets of $2.02 billion, total deposits of $1.70 billion and total stockholders' equity of $136.5 million.

Commerce PA

     Commerce PA provides retail and commercial banking services through 12 retail branch offices in Philadelphia, Chester, Delaware and Montgomery Counties in Southeastern Pennsylvania. It currently has one office in Center City Philadelphia, one in South Philadelphia, one in West Philadelphia and one office each in the Philadelphia suburbs of Chichester, Devon, Haverford, Lawrence Park, Newtown Square, Springfield, Trooper, Wayne and Whitpain.

     As of June 30, 1996, Commerce PA had total assets of $297.60 million, total deposits of $280.20 million and total stockholders' equity of $16.5 million.

Commerce Shore

     Commerce Shore provides retail and commercial banking services through eight retail branch offices in Ocean County, New Jersey. It currently has two offices in Forked River and Toms River and one office each in Barnegat, Bayville, Long Beach Island and Manahawkin.

     As of June 30, 1996, Commerce Shore had total assets of $314.10 million, total deposits of $293.60 million and total stockholders' equity of $18.1 million.

Other Activities

     As part of the Commerce Network, the Company has equity investments in Commerce Bank/Harrisburg, Camp Hill, Pennsylvania (15.9% on a fully-diluted basis) and Independence Bancorp, Inc., Ramsey, New Jersey (4.9% on a fully-diluted basis), and provides certain marketing and support services to each.

Competition

     The Company's service area is characterized by intense competition in all aspects and areas of its business from commercial banks, savings and loan associations, mutual savings banks and other financial institutions. Other competitors, including credit unions, consumer finance companies, factors, insurance companies and money market mutual funds, compete with certain lending and deposit gathering services offered by the Company. Many competitors have substantially greater financial resources and larger lending limits and larger branch systems than those of the Company.

     In commercial transactions, Commerce NJ's, Commerce PA's and Commerce Shore's legal lending limit to a single borrower (approximately $22.7 million, $3.1 million, and $3.2 million, respectively, as of June 30, 1996) enables them to compete effectively for the business of smaller and mid-sized businesses. However, these legal lending limits are considerably lower than that of various competing institutions and thus may act as a constraint on Commerce NJ's, Commerce PA's and Commerce Shore's effectiveness in competing for financings in excess of these limits.

     The Company believes that it is able to compete on a substantially equal basis with larger financial institutions because it offers longer hours of operation than those offered by most of its competitors, free checking accounts for customers maintaining certain minimum balances and competitive interest rates on savings and time accounts with low minimum deposit requirements.

     The Company seeks to provide personalized services through management's knowledge and awareness of its market area, customers and borrowers. The Company believes this knowledge and awareness provides a business advantage in serving the retail depositors and the small and mid-sized commercial borrowers that comprise the Company's customer base.

                               FUTURE ACQUISITIONS

     The Company continually evaluates various financial and financial related service companies as acquisition candidates. From time to time, the Company and its subsidiaries may enter into binding or non-binding letters of intent, or definitive agreements, to acquire particular companies. The Company has reported and intends to report material acquisitions on reports on Form 8-K that contain financial statements and other information about the Company's acquisitions.

                                   MANAGEMENT


Directors and Executive Officers

 The executive officers of the Company and its banking subsidiaries and the directors of the Company, as of June 30, 1996, are set forth below.

             Name                          Age                                       Position
- --------------------------------       ------------       ---------------------------------------------------------------
Vernon W. Hill, II                          50             Chairman and President of the Company since
                                                           1982; Chairman and/or President of Commerce NJ
                                                           since 1973; Chairman of Commerce PA from June
                                                           1984 to June 1986 and from January 1987 to
                                                           present; Chairman of Commerce Shore since 1989.

C. Edward Jordan, Jr.                       53             Executive Vice President and Director of the
                                                           Company since 1982; Executive Vice President and
                                                           Director of Commerce NJ since 1974.

Peter M. Musumeci, Jr.                      45             Executive Vice President and Senior Credit Officer
                                                           since 1986 and Treasurer and Assistant Secretary
                                                           since 1984 of the Company; Executive Vice
                                                           President of Commerce NJ since 1986; Director of
                                                           Commerce PA since 1987 and Commerce Shore
                                                           since 1989.

Robert D. Falese, Jr.                       48             Executive Vice President and Senior Loan Officer
                                                           of Commerce NJ since 1992.  From 1990 to 1992,
                                                           Mr. Falese was President and Chief Executive
                                                           Officer of Sterling Bank, Mount Laurel,
                                                           New Jersey.  Prior thereto, Mr. Falese was an
                                                           Executive Vice President and Senior Lending
                                                           Officer at the Fidelity Bank, Philadelphia,
                                                           Pennsylvania for more than five years.

David Wojcik                                42             Senior Vice President of the Company since 1988.
                                                           Prior thereto, Mr. Wojcik was a Senior Bank
                                                           Examiner with the OCC for more than five years.

Dennis M. DiFlorio                          41             Senior Vice President of Commerce NJ since 1988.
                                                           Prior thereto, Mr. DiFlorio was Division Manager
                                                           at Mellon Bank (East), Philadelphia, Pennsylvania
                                                           for more than five years.

Robert C. Beck                              60             Secretary and Director of the Company since 1982;
                                                           Secretary and Director of Commerce NJ since
                                                           1973.  Mr. Beck has been a partner in the law firm
                                                           of Parker, McCay & Criscuolo, Marlton, New
                                                           Jersey since 1987.




             Name                          Age                                       Position
- --------------------------------       ------------       ---------------------------------------------------------------
David Baird, IV                             59             Director of the Company and Commerce NJ since
                                                           1988.  Mr. Baird has been President of
                                                           Haddonfield Lumber Company, Inc., Cherry Hill,
                                                           New Jersey since 1962.

Jack R Bershad                              65             Director of the Company and Commerce NJ since
                                                           1987 and Commerce PA since 1984.  Mr. Bershad
                                                           has been a partner in the law firm of Blank Rome
                                                           Comisky & McCauley, Philadelphia, Pennsylvania
                                                           and Cherry Hill, New Jersey, since 1964 and its
                                                           Chairman since 1990.

Morton N. Kerr                              65             Director of the Company since 1982 and
                                                           Commerce NJ since 1973.  Mr. Kerr has been
                                                           President of Markeim-Chalmers, Inc., Realtors,
                                                           Camden and Marlton, New Jersey, since 1965.

Steven M. Lewis                             46             Director of the Company and Commerce NJ since
                                                           1988 and Commerce PA since 1984.  Mr. Lewis has
                                                           been President of U.S. Restaurants, Inc., Blue Bell,
                                                           Pennsylvania since 1985.

Daniel J. Ragone                            68             Director of the Company since 1982 and
                                                           Commerce NJ since 1981.  Mr. Ragone has been
                                                           Chairman of the Board and President of Raible,
                                                           Lacatena & Beppel, C.P.A., Haddonfield, New
                                                           Jersey, or its predecessor firms, since 1960.

Joseph T. Tarquini, Jr.                     60             Director of the Company since 1982 and
                                                           Commerce NJ since 1973.  Mr. Tarquini has been
                                                           President of The Tarquini Organization, A.I.A.,
                                                           Camden, New Jersey, since 1980.


Stock Ownership

 As of June 30, 1996, all directors and executive officers of the Company, as a group, beneficially owned 1,556,392 shares of Common Stock (including 519,030 shares of Common Stock issuable upon the exercise of stock options granted to directors and executive officers of the Company under the Company's Stock Option Plans) and 10,462 shares of the Company's Series C ESOP Cumulative Convertible Preferred Stock, which are currently convertible into approximately 14,721 shares of Common Stock. "Beneficial Ownership" has been determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the Securities and Exchange Commission and, accordingly, may include securities owned by or for, among others, the wife and/or minor children of the individual and any other relative who has the same residence as such individual as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after June 30, 1996.

                      COMMON STOCK AND DIVIDEND INFORMATION

 The Company's common stock trades on the NASDAQ National Market under the symbol "COBA". The quarterly market price ranges and dividends declared per common share for each of the last two years and through June 30, 1996 are shown in the table below. On August 21, 1996, the last sale price of the Common Stock as reported on the NASDAQ National Market was $25.00. The prices and dividends per share have been adjusted to reflect common stock dividends of 5% with record dates of January 12, 1996, January 2, 1995, and January 31, 1994. As of June 30, 1996, there were approximately 3,780 holders of record of the Company's Common Stock.




                                                                         Sales Prices
                                                                   --------------------------                      Cash
                                                                                                                 Dividends
                                                                    High                   Low                   Per Share
                                                                  --------              --------                 ---------
1996 Quarter Ended

 June 30.................................................          $24.75                 $20.25                   $0.175

 March 31................................................          22.875                 20.125                    0.175

1995 Quarter Ended

 December 31.............................................          $23.58                 $20.83                  $0.1548

 September 30............................................           24.17                  18.22                   0.1548

 June 30.................................................           18.45                  15.72                   0.1548

 March 31................................................           17.97                  14.77                   0.1474

1994 Quarter Ended

 December 31.............................................          $19.50                 $15.64                  $0.1474

 September 30............................................           21.55                  17.00                   0.1474

 June 30.................................................           17.69                  14.06                   0.1361

 March 31................................................           15.64                  13.39                   0.1296


     The Company has filed an Original Listing Application with the New York Stock Exchange ("NYSE") to list the Company's Common Stock. It is anticipated that trading on the NYSE will commence on or about September 9, 1996 under the symbol "CBH."

     The Company has historically paid dividends on its Common Stock and currently intends to continue to pay such dividends on a quarterly basis in the foreseeable future. However, because the ability to pay dividends depends upon a number of factors, including those stated below, there can be no assurance that dividends will be paid in the future.

     Commerce NJ, Commerce PA and Commerce Shore, as national banks, are subject to certain limitations on the amount of cash dividends that they can pay. As of June 30, 1996, Commerce NJ had approximately $64.9 million legally available for the payment of dividends,

Commerce Shore has approximately $9.6 million legally available for the payment of dividends, and Commerce PA had approximately $5.5 million available for the payment of dividends.

     Subject to such preferences, limitations and relative rights as may be fixed for any series of preferred stock that may be issued, including the Series C ESOP Cumulative Convertible Preferred Stock of the Company which is presently outstanding, the holders of Common Stock are entitled to receive dividends, when, as and if declared by the Board of Directors of the Company out of funds legally available therefor. See "Description of Capital Stock."

     The Company offers a Dividend Reinvestment and Stock Purchase Plan by which dividends on the Company's Common Stock and optional cash payments of up to $5,000 per quarter may be invested in Common Stock at a 3% discount to the market price and without payment of brokerage commissions.

                          DESCRIPTION OF CAPITAL STOCK

     The following statements are summaries of certain provisions of the Company's capital stock and are qualified in their entirety by reference to the complete text of the Company's Restated Certificate of Incorporation (the "Restated Certificate"), copies of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

     Under the Company's Restated Certificate, the Company is authorized to issue 20,000,000 shares of Common Stock, par value $1.5625 per share, and 5,000,000 shares of Preferred Stock, without par value. As of June 30, 1996, there were 11,366,744 the Company's Common Stock outstanding and 417,000 shares of Series C ESOP Cumulative Convertible Preferred Stock outstanding.

     Under the Company's Restated Certificate, the Board of Directors is authorized, without further shareholder action, to provide for the issuance of the preferred stock in one or more series, with such designations, number of shares, relative rights, preferences and limitations as shall be set forth in resolutions providing for the issuance thereof adopted by the Board of Directors.

Common Stock

     Voting Rights. Holders of Common Stock are entitled to one vote for each share held and have no cumulative voting rights.

     Dividends. Subject to such preferences, limitations and relative rights as may be fixed for any series of preferred stock that may be issued, including the Series C ESOP Cumulative Convertible Preferred Stock, holders of Common Stock are entitled to receive such dividends,when, as and if declared by the Board of Directors out of funds legally available therefor.

     Under the New Jersey Business Corporation Act, the Company may pay dividends only if the payment thereof would allow the Company to pay its debts as they become due in the usual course of business and the Company's total assets would not be less than its total liabilities.

     Cash available for dividend distribution to the holders of the Company's Common Stock and preferred stocks, including the presently outstanding shares of Series C ESOP Cumulative Convertible Preferred Stock, must initially come from dividends paid to the Company by Commerce, NJ, Commerce PA and Commerce Shore. Accordingly, restrictions on Commerce NJ's Commerce PA's and Commerce Shore's cash dividend payments directly affect the payment of cash dividends by the Company. See "Common Stock and Dividend Information."

     Liquidation. In the event of liquidation, after payment of or provision for all debts and liabilities and subject to the rights of any series of preferred stock which may be outstanding, including Series C ESOP Cumulative Convertible Preferred Stock, the holders of Common Stock would share pro rata in all assets distributable to shareholders in respect of shares held by them.

     Preemptive Rights. Holders of Common Stock have no preemptive rights.

     Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is Chase/Mellon Shareholder Services, LLC.

Series C ESOP Cumulative Convertible Preferred Stock

     The Series C ESOP Cumulative Convertible Preferred Stock is only issuable to a trustee acting on behalf of a Company employee benefit plan, and in the event any shares are transferred, they are automatically converted into Common Stock as provided in the conversion provisions. The Series C ESOP Cumulative Convertible Preferred Stock ranks senior to the Common Stock as to the payment of dividends and the liquidation of the Company. Holders of Series C ESOP Cumulative Convertible Preferred Stock are entitled to one vote for each full share of Common Stock into which it is convertible on the record date for such vote and have no cumulative voting rights. Except as otherwise required by law, the holders of Series C Cumulative Convertible Preferred Stock shall vote together with the holders of Common Stock and not as a separate class. Holders of Series C ESOP Cumulative Convertible Preferred Stock are entitled to cumulative dividends accruing from the date of issue when, as and if declared by the Board of Directors out of funds legally available therefore at the annual rate of $1.35 per share. In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or otherwise, after payment or provision for payment of the debts and other liabilities of the Company, the holders of the Series C ESOP Cumulative Convertible Preferred Stock are entitled to receive, out of the assets of the Company legally available for distribution to its shareholders, the amount of $18.00 in cash for each share of Series C ESOP Cumulative Convertible Preferred Stock, plus an amount equal to all dividends accrued and unpaid on each such share up to the date fixed for distribution, before any distribution may be made to the holders of the Common Stock or any other class of capital stock ranking junior to the Series C ESOP Cumulative Convertible Preferred Stock as to dividends or other distributions. The Series C ESOP Cumulative Convertible Preferred Stock is redeemable in whole or in part, at the option of the Company, at $18.59 per share beginning January 15, 1996 hereafter declining to $18.00 per share on or after January 15, 1999 plus in each case any accumulated and unpaid dividends to the date fixed for redemption. Any time prior to redemption, shares of Series C ESOP Cumulative Convertible Preferred Stock are convertible at the option of the holders thereof into Common Stock at the current conversion rate of 1.4071 shares of the Common Stock for each share of Series C ESOP Cumulative Convertible Preferred Stock. The conversion rate is subject to adjustment in certain events.

"Anti-Takeover" Provisions and Management Implications

     The Restated Certificate requires the affirmative vote of the holders of at least 80% of the outstanding capital stock of the Company entitled to vote thereon in order to permit the consummation of any of the following transactions: (i) any merger or consolidation of the Company with or into any other corporation; or (ii) any sale, lease, exchange or other disposition of all of the assets of the Company to or with any other corporation, person or other entity. The 80% voting requirement would not, however, apply to any transaction approved by the Board of Directors of the Company prior to the consummation thereof. The Restated Certificate also provides for the issuance of up to 5,000,000 shares of preferred stock, the rights, preferences and limitations of which may be determined by the Board of Directors of the Company.

     The provisions in the Restated Certificate relating to the 80% voting requirements and issuance of preferred stock may have the effect not only of discouraging tender offers or other stock acquisitions but also of deterring existing stockholders from making management changes. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to secure a majority of outstanding voting stock. Similarly, absent the 80% voting requirement provision relating to mergers and dispositions of assets, the transactions described above could be consummated upon the favorable vote of the holders of a majority of the votes cast by holders of shares entitled to vote thereon.

     These provisions may enhance the possibility that a potential bidder for control of the Company will be required to act through arms-length negotiation with respect to such major transactions as a merger, consolidation or purchase of substantially all of the assets of the Company. Such provisions may also have the effect of discouraging tender offers or other stock acquisitions, giving management of the Company power to reject certain transactions which might be desired by the owners of a majority of the Company's voting securities. These provisions could also be deemed to benefit incumbent management to the extent they deter such offers by persons who would wish to make changes in management or exercise control over management. The Board of Directors of the Company does not presently know of a third party that plans to make an offer to acquire the Company through a tender offer, merger or purchase of substantially all the assets of the Company.


                           SUPERVISION AND REGULATION

The Company

     The Company is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Holding Company Act"), and is therefore subject to regulation by the Board of Governors of the Federal Reserve System ("FRB").

     Under the Holding Company Act, the Company is required to secure the prior approval of the FRB before it can merge or consolidate with any other bank holding company or acquire all or substantially all of the assets of any bank or acquire direct or indirect ownership or control of any voting shares of any bank that is not already majority owned by it, if after such acquisition it would directly or indirectly own or control more than 5% of the voting shares of such bank. The Holding Company Act also prohibits the acquisition, directly or indirectly, by the Company of voting shares of, or interests in, or all or substantially all of the assets of, any bank located outside the State of New Jersey in a transaction requiring FRB approval unless an acquisition is specifically authorized by the laws of the state in which such bank is located. See "Recent Legislation/Interstate Banking."

     The Company is generally prohibited under the Holding Company Act from engaging in, or acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company engaged in non-banking activities unless the FRB, by order or regulation, has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such a determination, the FRB considers whether the performance of these activities by a bank holding company can reasonably be expected to produce benefits to the public which outweigh the possible adverse effects. The FRB has by regulation determined that certain activities are closely related to banking within the meaning of the Holding Company Act.

These activities include, among others, operating a mortgage, finance, credit card or factoring company; performing certain data processing operations; providing investment and financial advice; acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, non-operating basis; and certain stock brokerage and investment advisory services.

     In addition, under the Holding Company Act, the Company is required to file periodic reports of its operations with, and is subject to examination by, the FRB.

     The Company is under the jurisdiction of the Securities and Exchange Commission and various state securities commissions for matters relating to the offering and sale of its securities and is subject to the Securities and Exchange Commission's rules and regulations relating the periodic reporting, reporting to shareholders, proxy solicitation and insider trading.

     The Company, as an affiliate of Commerce NJ, Commerce PA and Commerce Shore within the meaning of the Federal Reserve Act, is subject to certain restrictions under the Federal Reserve Act regarding, among other things, extensions of credit to it by Commerce NJ, Commerce PA and Commerce Shore, and the use of the stock or other securities of the Company as collateral for loans by Commerce NJ, Commerce PA and Commerce Shore to any borrower. Further, under the Federal Reserve Act and the FRB regulations, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with extensions of credit or provisions of property or services. These so-called "anti-tie-in provisions" generally provide that a bank may not extend credit, lease or sell property or furnish any service, or fix or vary the consideration for any of the foregoing, to a customer on the condition or requirement that the customer provide some additional credit, property or service to (or obtain the same from) the bank, the bank's holding company or any other subsidiary of the bank's holding company, or on the condition or requirement that the customer not obtain other credit, property or services from a competitor of the bank, the bank's holding company or any subsidiary of the bank's holding company.

Commerce NJ, Commerce PA and Commerce Shore

     Commerce NJ, Commerce PA and Commerce Shore, as national banks, are subject to the National Bank Act. Each is also subject to the supervision of, and is regularly examined by, the Office of the Comptroller of the Currency ("OCC") and is required to furnish quarterly reports to the OCC. The approval of the OCC is required for the establishment of additional branch offices by any national bank, subject to applicable state law restrictions. Under present New Jersey law, Commerce NJ and Commerce Shore would be permitted to operate offices at any location in New Jersey which is approved by the OCC. Under present Pennsylvania law, Commerce PA would be permitted to operate offices within any county in Pennsylvania, subject to the prior approval of the OCC.

     Under the Community Reinvestment Act, as amended ("CRA"), as implemented by OCC regulations, a bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with CRA. CRA requires the OCC to assess an institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA requires public disclosure of an institution's CRA rating and requires that the OCC provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. An institution's CRA rating is considered in determining whether to grant charters, branches and other deposit facilities, relocations, mergers, consolidations and acquisitions. Performance less than satisfactory may be the basis for denying an application. In addition, under applicable regulations a bank having a less than satisfactory rating is not entitled to participate on the bid list for FDIC offerings. Commerce NJ, Commerce PA and Commerce Shore have each received a "satisfactory" rating.

     Commerce NJ, Commerce PA and Commerce Shore are members of the FDIC and members of the FRB and, therefore, are subject to additional regulation by these agencies. Some of the aspects of the lending and deposit business of Commerce NJ, Commerce PA and Commerce Shore which are regulated by these agencies include personal lending, mortgage lending and reserve requirements. The operations of Commerce NJ, Commerce PA and Commerce Shore are also subject to numerous federal, state and local laws and regulations which set forth specific restrictions and procedural requirements with respect to interest rates on loans, the extension of credit. credit practices, the disclosure of credit terms and discrimination in credit transactions.

     Commerce NJ, Commerce PA and Commerce Shore are subject to certain limitations on the amount of cash dividends that they can pay. See Note 17 of the Company's Notes to Consolidated Financial Statements which are incorporated by reference herein.

Recent Legislation/Interstate Banking

     On September 29, 1994, the President signed into law the "Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994" (the "Interstate Act"). Among other things, the Interstate Act permits bank holding companies to acquire banks in any state one year after enactment. New Jersey and Pennsylvania law has been amended to authorize any out-of-state bank holding company to acquire control of any state or national bank located in such state after it receives prior written approval from the applicable Department of Banking. Beginning June 1, 1997, a bank may merge with a bank in another state so long as both states have not opted out of interstate branching between the date of enactment of the Interstate Act and May 31, 1997. States may enact laws opting out of interstate branching before June 1, 1997, subject to certain conditions. States may also enact laws permitting interstate merger transactions before June 1, 1997 and host states may impose conditions on a branch resulting from an interstate merger transaction that occurs before June 1, 1997, if the conditions do not discriminate against out-of-state banks, are not preempted by Federal law and do not apply or require performance after May 31, 1997. New Jersey and Pennsylvania have enacted laws opting in immediately to interstate merger and interstate branching transactions. Interstate acquisitions and mergers would both be subject, in general, to certain concentration limits and state entry rules relating to the age of the bank.

     Under the Interstate Act, the Federal Deposit Insurance Act is amended to permit the responsible Federal regulatory agency to approve the acquisition of a branch of an insured bank by an out-of-state bank or bank holding company without the acquisition of the entire bank only if the law of the state in which the branch is located permits out-of-state banks to acquire a branch of a bank without acquiring the bank or permits out-of-state banks to establish "de novo" branches. Pennsylvania recently passed such a law. The New Jersey legislation does not authorize establishment of interstate branches other than by means of acquiring such branches from another institution.

     The foregoing necessarily is a summary and general description of certain provisions of the Interstate Act and does not purport to be complete. Many of the provisions will be implemented through the adoption of regulations by the various Federal and state banking agencies. Moreover, many of the significant provisions of the legislation have not yet become effective. As of the date hereof, the Company is continuing to study the legislation and regulations relating to the legislation but cannot yet assess its impact on the Company.

National Monetary Policy

     In addition to being affected by general economic conditions, the earnings and growth of the Company, Commerce NJ, Commerce PA and Commerce Shore are affected by the policies of regulatory authorities, including the OCC, the FRB and the FDIC. An important function of the FRB is to regulate the money supply and credit conditions. Among the instruments used to implement these objectives are open market operations in U.S. Government securities, setting the discount rate, and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall growth and distribution of credit, bank loans, investments and deposits, and their use may also affect interest rates charged on loans or paid on deposits.

     The monetary policies and regulations of the FRB have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon the future business, earnings and growth of the Company, Commerce NJ, Commerce PA and Commerce Shore cannot be predicted.

                              PLAN OF DISTRIBUTION


     The Company will issue the Common Stock being offered hereby from time to time in connection with the merger with or the acquisition by the Company or its subsidiaries of the assets or securities of financial institutions and businesses in which bank holding companies and their subsidiaries can engage. It is expected that the terms of acquisitions involving the issuance of Common Stock covered by this Prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses or assets to be merged with or acquired by the Company, and that the shares of Common Stock will be valued at prices reasonably related to market prices current either at the time a merger or acquisition is agreed upon or at or about the time of delivery of shares. No underwriting discounts or commissions will be paid, although finder's fees may be paid from time to time with respect to specific mergers or acquisitions. Any person receiving such fees may be deemed to be an underwriter with the meaning of the Securities Act.

     All expenses of this Offering will be paid by the Company.

                                  LEGAL MATTERS


     An opinion will be delivered by Blank Rome Comisky & McCauley, Philadelphia, Pennsylvania, to the effect that the shares of Common Stock offered hereby will, when sold as contemplated in this Prospectus, be validly issued, fully paid and non-assessable. Jack R Bershad, a partner in Blank Rome Comisky & McCauley, is a director of the Company, Commerce NJ and Commerce PA. Mr. Bershad and certain other partners of Blank Rome Comisky & McCauley are shareholders of the Company.


                                     EXPERTS


     The consolidated financial statements of Commerce Bancorp, Inc. at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference herein and are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION


     The Company has filed with the Securities and Exchange Commission a Registration Statement under the Securities Act of 1933 relating to the Common Stock offered hereby. This Prospectus, which is part of said Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in Exhibits thereto. For further information concerning the Company and the Common Stock offered hereby, reference is made to the Registration Statement and Exhibits. Copies of the Registration Statement, together with Exhibits thereto, may be inspected without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates.

=============================================================



No dealer, sales representative or any other individual has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offering covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy the shares of Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation.
Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.



                      ----------------

                      TABLE OF CONTENTS

                                                         Page

Available Information...................................
Incorporation of Certain Documents by Reference.........
Prospectus Summary......................................
Selected Consolidated Financial Information.............
The Company.............................................
Future Acquisitions.....................................
Management..............................................
Common Stock and Dividend Information...................
Description of Capital Stock............................
Supervision and Regulation..............................
Plan of Distribution....................................
Legal Matters...........................................
Experts.................................................
Additional Information..................................



=============================================================

================================================================



                        5,000,000 Shares




                         [COMPANY LOGO]



                     COMMERCE BANCORP, INC.




                          Common Stock






                       ------------------
                           PROSPECTUS
                       ------------------










                          August [ ], 1996








================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

         Section 14A:3-5 of the New Jersey Business Corporation Act provides, in substance, that New Jersey corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding.

         Article VI of the Company's By-laws provides for indemnification to the fullest extent permitted by Section 14A:3-5. Reference is made to the By-laws of the Company filed as Exhibit 3.3 hereto.

Item 21. Exhibits

         (a) Exhibits



      Exhibit No.                           Description
      -----------     -----------------------------------------------------------------------

           3.1        Restated Certificate of Incorporation of the Company, as amended (2)

           3.2        Certificate of Amendment to the Restated Certificate of Incorporation
                      of the Company, setting forth the preferences, limitations and relative rights of the Company's Series C ESOP Cumulative Convertible
                      Preferred Stock. (2)

           3.3(1)     By-laws of the Company, as amended.

           4.1        Form of Trust Indenture, dated July 15, 1993, between the Company and United Jersey Bank, with respect to the Company's $23,000,000
                      8 3/8% Subordinated Notes due July 15, 2003. (2)

           5.1(1)     Opinion of Blank Rome Comisky & McCauley.

          23.1        Consent of Ernst & Young LLP.

          23.2(1)     Consent of Blank Rome Comisky & McCauley (to be included in
                      Opinion to be filed as Exhibit 5.1).

          24.1        Powers of Attorney of certain signatories (included on signature pages).

- ------------------------
 (1   To be filed by amendment.

 (2) Incorporated by reference from the Company's Registration Statement on Form S-2 and Amendments Nos. 1 and 2 thereto (Registration
      No. 33-62702).

Item 22. Undertakings

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense or any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby further undertakes that:

                  (1) To file, during any period in which any offers or sales are being made, a post-effective amendment to the registration statement:

                           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any other material change to such information in the registration statement.

                  (2) That for the purpose of determining any liability under the Act each such post-effective amendment may be deemed to be a new registration statement relating to the securities being offered therein and the offering of such securities at the time may be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities which are being registered which remain unsold at the termination of the offering.

                  (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (5) To deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by
         Article 3 of Regulation S-X are not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

                  (6) As follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reoffering by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                  (7) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of Section 19(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (8) To respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in Cherry Hill, New Jersey, on this 23rd day of August, 1996.

                                    COMMERCE BANCORP, INC.


                                    By:  /s/ Vernon W. Hill, II
                                        -----------------------------------
                                         VERNON W. HILL, II
                                         Chairman of the Board and President


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons, in the capacities indicated, on August 23, 1996. Each person whose signature appears below hereby authorizes Vernon W. Hill, II or C. Edward Jordan, Jr. to file one or more Amendments, including Post-Effective Amendments, to this Registration Statement, which Amendments may make such changes as Vernon W. Hill, II or C. Edward Jordan, Jr. deem appropriate, and each person whose signature appears below, individually and in each capacity stated below hereby appoints Vernon W. Hill, II or C. Edward Jordan, Jr. as attorney-in-fact to execute in his name and on his behalf any such Amendments to this Registration Statement.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


                SIGNATURE                                         Capacity                                      Date
                ---------                                        ----------                                     ----

/s/ Vernon W. Hill, II                               Chairman of the Board,                                      August 23, 1996
- -----------------------------------------            President and Director
VERNON W. HILL, II                                   (Principal Executive Officer)



/s/ C. Edward Jordan, Jr.                            Executive Vice President and                                August 23, 1996
- -----------------------------------------            Director (Principal Financial
C. EDWARD JORDAN, JR.                                and Accounting Officer)




/s/ Robert C. Beck                                   Secretary and Director                                      August 23, 1996
- -----------------------------------------
ROBERT C. BECK


/s/ David Baird, IV                                  Director                                                    August 23, 1996
- -----------------------------------------
DAVID BAIRD, IV


/s/ Jack R Bershad                                   Director                                                    August 23, 1996
- -----------------------------------------
JACK R BERSHAD


/s/ Morton N. Kerr                                   Director                                                    August 23, 1996
- -----------------------------------------
MORTON N. KERR




                SIGNATURE                                         Capacity                                      Date
                ---------                                        ----------                                     ----

/s/ Steven M. Lewis                                              Director                                       August 23, 1996
- -----------------------------------------
STEVEN M. LEWIS


/s/ Daniel J. Ragone                                             Director                                       August 23, 1996
- -----------------------------------------
DANIEL J. RAGONE


/s/ Joseph T. Tarquini, Jr.                                     Director                                       August 23, 1996
- -----------------------------------------
JOSEPH T. TARQUINI, JR.
